Exhibit 99.1

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND JUNE 30, 2024
(Expressed in thousands of United States dollars)

		December 31, 2023	June 30, 2024
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$123,871	$120,796
Current financial assets at amortized cost	6(2)	30,300	37,970
Current contract assets	6(16)	2,770	1,543
Accounts receivable	6(3)	6,992	7,102
Other receivables		343	737
Current income tax assets		311	281
Inventories		33	21
Other current assets	6(4)	4,042	2,832
Total current assets		168,662	171,282
Non-current assets
Property, plant and equipment	6(5)	380	545
Right-of-use assets	6(6) and 7	847	679
Intangible assets	6(7)	77	57
Deferred income tax assets		257	1,120
Guarantee deposits paid		140	147
Total non-current assets		1,701	2,548
Total assets		$170,363	$173,830
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND JUNE 30, 2024
(Expressed in thousands of United States dollars)

		December 31, 2023	June 30, 2024
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(16)	$15,346	$16,858
Other payables	6(9)	10,331	10,239
Other payables – related parties	7	50	50
Current tax liabilities		21	390
Current provisions	6(10)	2,394	1,775
Current lease liabilities	6(6) and 7	481	524
Other current liabilities		277	195
Total current liabilities		28,900	30,031
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(8)	1,566	1,520
Non-current lease liabilities	6(6) and 7	387	187
Net defined benefit liability, non-current	6(11)	79	81
Guarantee deposits received		25	25
Total non-current liabilities		2,057	1,813
Total liabilities		30,957	31,844
Equity
Capital stock	6(13)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(14)
Capital surplus		510,399	511,653
Retained earnings	6(15)
Accumulated deficit		(380,472)	(379,078)
Other equity interest
Other equity interest		(523)	(774)
Treasury shares	6(13)(14)	(190)	—
Total equity		139,406	141,986
Total liabilities and equity		$170,363	$173,830
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Six months ended June 30
		2023	2024
Items	Notes	Amount	Amount
Revenue	6(16) and 7	$24,832	$28,194
Cost of sales and services	6(11)(21)(22)	(5,024)	(5,971)
Gross profit		19,808	22,223
Operating expenses	6(5)(6)(7)(11)(21)(22)(26) and 7
Sales and marketing expenses		(12,585)	(14,184)
General and administrative expenses		(5,427)	(4,614)
Research and development expenses		(5,396)	(6,010)
Total operating expenses		(23,408)	(24,808)
Operating loss		(3,600)	(2,585)
Non-operating income and expenses
Interest income	6(17)	4,609	3,952
Other income	6(18)	7	14
Other gains and losses	6(8)(19)	(459)	(291)
Finance costs	6(6)(20) and 7	(5)	(10)
Total non-operating income and expenses		4,152	3,665
Income before income tax		552	1,080
Income tax benefit (expense)	6(23)	(63)	314
Net income		$489	$1,394
Other comprehensive loss
Components of other comprehensive loss that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		$(168)	$(251)
Other comprehensive loss, net		$(168)	$(251)
Total comprehensive income		$321	$1,143
Net income attributable to:
Shareholders of the parent		$489	$1,394
Total comprehensive income attributable to:
Shareholders of the parent		$321	$1,143
Earnings per share (in dollars)	6(24)
Basic earnings per share of Class A and Class B Ordinary Shares		$0.004	$0.014
Diluted earnings per share of Class A and Class B Ordinary Shares		$0.004	$0.014
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Treasury shares	Total
Year 2023
Balance at January 1, 2023		$11,826	$554,209	$2,220	$(385,884)	$(407)	$—	$181,964
Net income for the period		—	—	—	489	—	—	489
Other comprehensive loss for the period	6(8)	—	—	—	—	(168)	—	(168)
Total comprehensive income (loss)		—	—	—	489	(168)	—	321
Share-based payment transactions	6(12)	—	—	1,441	—	—	—	1,441
Shares repurchased	6(13)	—	—	—	—	—	(429)	(429)
Balance at June 30, 2023		$11,826	$554,209	$3,661	$(385,395)	$(575)	$(429)	$183,297
Year 2024
Balance at January 1, 2024		$10,192	$477,734	$32,665	$(380,472)	$(523)	$(190)	$139,406
Net income for the period		—	—	—	1,394	—	—	1,394
Other comprehensive loss for the period	6(8)	—	—	—	—	(251)	—	(251)
Total comprehensive income (loss)		—	—	—	1,394	(251)	—	1,143
Share-based payment transactions	6(12)	—	—	1,437	—	—	—	1,437
Shares retired	6(13)(14)	(7)	(319)	136	—	—	190	—
Balance at June 30, 2024		$10,185	$477,415	$34,238	$(379,078)	$(774)	$—	$141,986
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

		Six months ended June 30
	Notes	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$552	$1,080
Adjustments to reconcile profit (loss)
Depreciation expense	6(5)(6)(21)	326	344
Amortization expense	6(7)(21)	37	26
Interest income	6(17)	(4,609)	(3,952)
Interest expense	6(6)(20)	5	10
Net (gains) losses on financial liabilities at fair value through profit or loss	6(8)(19)	244	(46)
Share-based payment transactions	6(12)	1,441	1,437
Changes in operating assets and liabilities
Accounts receivable		87	(134)
Current contract assets		2,130	1,214
Other receivables		3	—
Inventories		11	12
Other current assets		47	1,210
Current contract liabilities		3,035	1,622
Other payables		(1,183)	(51)
Other payables – related parties		(12)	3
Current provisions		320	(563)
Other current liabilities		(107)	(67)
Net defined benefit liability, non-current		1	1
Cash inflow generated from operations		2,328	2,146
Interest received		4,331	3,558
Interest paid		(5)	(10)
Income tax paid		(205)	(176)
Net cash flows from operating activities		6,449	5,518
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	6(2)	(160,800)	(44,470)
Proceeds from disposal of financial assets at amortized cost	6(2)	30,000	36,800
Acquisition of property, plant and equipment	6(5)	(170)	(259)
Acquisition of intangible assets	6(7)	(33)	(6)
Increase in guarantee deposits paid		—	(8)
Net cash flows used in investing activities		(131,003)	(7,943)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(6)(25)	(203)	(239)
Payments to acquire treasury shares	6(13)	(429)	—
Net cash flows used in financing activities		(632)	(239)
Effects of exchange rates changes on cash and cash equivalents		(262)	(411)
Net decrease in cash and cash equivalents		(125,448)	(3,075)
Cash and cash equivalents at beginning of period		162,616	123,871
Cash and cash equivalents at end of period		$37,168	$120,796
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars, except as otherwise indicated)
1.    History and Organization
Perfect Corp. (the “Company” or “Perfect”), is a Cayman Islands exempted company with limited liability, which incorporated on February 13, 2015 with registered address PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (collectively referred herein as the “Group”) are SaaS technology companies offering AR/AI solution dedicated to the beauty and fashion industry as well as mobile applications to consumers. The principal place of business is at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.
On October 28, 2022 (the “Closing Date”), the Company consummated the previously announced merger transaction pursuant to the Business Combination Agreement dated as of March 3, 2022, by and among Perfect, Beauty Corp., a wholly-owned subsidiary of Perfect, Fashion Corp., a wholly-owned subsidiary of Perfect, and Provident Acquisition Corp. (“Provident”).
Pursuant to the Business Combination Agreement, dated as of March 3, 2022, Beauty Corp., a Cayman Islands exempted company with limited liability, merged with and into Provident (the “First Merger”), a special purpose acquisition company incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), with Provident surviving as a wholly-owned subsidiary of Perfect, and then immediately following the First Merger, Provident merged with and into Fashion Corp. (the “Second Merger”), a Cayman Islands exempted company with limited liability, with Fashion Corp. surviving as a wholly-owned subsidiary of Perfect. The consummation of the merger transactions was referred to as the “Closing”, dated as of October 28, 2022.
In connection with the merger, each Perfect original share (consisting of Perfect common share, par value $0.1 (in dollars) per share, and Perfect preferred share, par value $0.1 (in dollars) per share) converted to Perfect Class A or Perfect Class B ordinary share, par value $0.1 (in dollars) per share, based on a conversion ratio 0.17704366. Each Provident share (consisting of Provident Class A ordinary share, par value $0.0001 (in dollars) per share, and Provident Class B ordinary share, par value $0.0001 (in dollars) per share) converted to one Perfect Class A ordinary share.
Upon the consummation of the mergers and the other transactions contemplated by the Business Combination Agreement, the shareholders of Provident became shareholders of Perfect, and the Company became a publicly traded company on the New York Stock Exchange (“NYSE”) on October 31, 2022.
The merger transaction pursuant to the Business Combination Agreement is accounted for as a recapitalization.
On November 24, 2023, the Board of Directors approved a tender offer to purchase up to 16,129,032 Class A Ordinary Shares at a price of $3.10 (in dollars) per share for an aggregate purchase price of approximately $50,000, subject to certain limitations and legal requirements. The Board of Directors has concluded that the tender offer is a prudent use of our available cash from operations and other financial resources and delivers value to our shareholders. The Board of Directors has also determined that a cash tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders who do not participate in the tender offer to share in a higher proportion of our future potential.
In accordance with the terms and conditions of the tender offer, and based on the final results reported by the Depositary, the Company has accepted for purchase 16,129,010 shares, through the tender offer at a price of $3.10 (in dollars) per share, for an aggregate cost of approximately $50,000, excluding fees relating to the tender offer. All the purchased shares were retired on December 29, 2023.
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on September 23, 2024.

3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended standards adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2024 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ‘Supplier finance arrangements’	January 1, 2024
The above standards and interpretations had no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment. The new disclosures related to supplier finance arrangements are not required to be provided in the 2024 interim report.
3(2)    New and revised International Financial Reporting Standards not yet adopted
New and amendments to IFRSs which have been published but are not mandatory for the financial period ending June 30, 2024 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Except for the following, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.
IFRS 18, ‘Presentation and disclosure in financial statements’
IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.
4.    Summary of Significant Accounting Policies
The unaudited condensed interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Accordingly, these unaudited condensed interim consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2023. The principal accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are disclosed in financial statements for the year ended December 31, 2023 and have been consistently applied to all the periods presented, except for the adoption of new and amended standards as set out below and Note 3(1).

4(1)    Compliance statement
These unaudited condensed interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.
4(2)    Basis of preparation
A.Except for the following items, the unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention:
(a)Financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
(b)Defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation.
B.The preparation of the unaudited condensed interim consolidated financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed interim consolidated financial statements are disclosed in Note 5.
4(3)    Basis of consolidation
A.Basis for preparation of unaudited condensed interim consolidated financial statements:
(a)All subsidiaries are included in the Group’s unaudited condensed interim consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.
(b)Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
(c)When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

B.Subsidiaries included in the unaudited condensed interim consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2023	June 30, 2024
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100%	100%
C.Subsidiaries not included in the consolidated financial statements:
None.
D.Adjustments for subsidiaries with different balance sheet dates:
None.
E.Significant restrictions:
None.
F.Subsidiaries that have non-controlling interests that are material to the Group:
None.
5.    Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty
There have been no significant changes with regards to critical accounting judgements, estimates and key sources of assumption uncertainty as of June 30, 2024. Please refer to Note 5 in the consolidated financial statements for the year ended December 31, 2023.
6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2023	June 30, 2024
Petty cash	$1	$1
Checking accounts	2,139	1,976
Demand deposits	12,547	15,114
Time deposits	109,000	103,500
Others	184	205
	$123,871	$120,796

A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of June 30, 2024, the majority of our cash and cash equivalents, 95%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.
6(2)    Current financial assets at amortized cost

	December 31, 2023	June 30, 2024
Time deposits with maturities over three months	$30,300	$37,970
A.The Group has no financial assets at amortized cost pledged to others.
B.The counterparties of the Group's time deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote. As of June 30, 2024, 95% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(3)    Accounts receivable

	December 31, 2023	June 30, 2024
Accounts receivable	$6,992	$7,102
A.The ageing analysis of accounts receivable is as follows:

	December 31, 2023	June 30, 2024
Not past due	$5,791	$5,399
Up to 30 days	594	563
31 to 90 days	340	302
91 to 180 days	196	643
Over 181 days	71	195
	$6,992	$7,102
The above ageing analysis was based on days overdue.
B.As at December 31, 2023 and June 30, 2024, accounts receivable were all from contracts with customers. And as at January 1, 2023, the balance of receivables from contracts with customers amounted to $7,756.
C.As at December 31, 2023 and June 30, 2024, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $6,992 and $7,102, respectively.
D.Information relating to credit risk of accounts receivable is provided in Note 12(2).
6(4)    Other current assets

	December 31, 2023	June 30, 2024
Prepaid expenses	$3,773	$2,761
Others	269	71
	$4,042	$2,832

6(5)    Property, plant and equipment

	Leasehold improvements	Machinery	Office equipment	Total
At December 31, 2023
Cost	$675	$729	$53	$1,457
Accumulated depreciation	(553)	(488)	(36)	(1,077)
	$122	$241	$17	$380
Opening net book amount	$122	$241	$17	$380
Additions	69	190	—	259
Depreciation expense	(27)	(64)	(3)	(94)
Closing net book amount	$164	$367	$14	$545
At June 30, 2024
Cost	$744	$919	$53	$1,716
Accumulated depreciation	(580)	(552)	(39)	(1,171)
	$164	$367	$14	$545
The Group has no property, plant and equipment pledged to others.
6(6)    Leasing arrangements  —  lessee
A.The Group leases various assets including buildings and business vehicles. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets cannot be used as collateral for borrowing purposes and are prohibited from being subleased, sold or lent to others or corporations under any circumstances.
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China and France. As of December 31, 2023 and June 30, 2024, lease commitments for short-term leases amounted to $136 and $148, respectively.
C.The movements of right-of-use assets of the Group are as follows:

	Buildings	Business vehicles	Total
At December 31, 2023
Cost	$942	$202	$1,144
Accumulated depreciation	(237)	(60)	(297)
	$705	$142	$847
Opening net book amount	$705	$142	$847
Additions	82	—	82
Depreciation expense	(204)	(46)	(250)
Closing net book amount	$583	$96	$679
At June 30, 2024
Cost	$1,024	$202	$1,226
Accumulated depreciation	(441)	(106)	(547)
	$583	$96	$679

D.Lease liabilities relating to lease contracts:

	December 31, 2023	June 30, 2024
Total lease liabilities	$868	$711
Less: current portion (shown as ‘current lease liabilities’)	(481)	(524)
	$387	$187
E.The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30,
	2023	2024
Items affecting profit or loss
Interest expense on lease liabilities	$5	$10
Expense on short-term lease contracts	193	177
	$198	$187
F.For the six months ended June 30, 2023 and 2024, the Group’s total cash outflow for leases were $401 and $426, respectively, including the interest expense on lease liabilities amounting to $5 and $10, expense on short-term lease contracts amounting to $193 and $177, and repayments of principal portion of lease liabilities amounting to $203 and $239, respectively.
6(7)    Intangible assets

	Software	Other intangible assets	Total
At December 31, 2023
Cost	$137	$89	$226
Accumulated amortization	(68)	(81)	(149)
	$69	$8	$77
Opening net book amount	$69	$8	$77
Additions	6	—	6
Cost of disposals	—	(74)	(74)
Accumulated amortization on disposals	—	74	74
Amortization charge	(24)	(2)	(26)
Closing net book amount	$51	$6	$57
At June 30, 2024
Cost	$143	$15	$158
Accumulated amortization	(92)	(9)	(101)
	$51	$6	$57
Details of amortization on intangible assets are as follows:

	Six months ended June 30,
	2023	2024
Research and development expenses	$37	$26

6(8)    Financial liabilities at fair value through profit or loss

	December 31, 2023	June 30, 2024
Non-current items:
Warrant liabilities	$8,431	$8,431
Add: Valuation adjustment	(6,865)	(6,911)
	$1,566	$1,520
A.    Amounts recognized in profit or loss and other comprehensive income in relation to financial liabilities at fair value through profit or loss are as follows:

	Six months ended June 30,
	2023	2024
Net gains (losses) recognized in profit or loss
Warrant liabilities	$(244)	$46
B.    Warrant liabilities
(a)As part of Business Combination, warrants sold and issued by Provident were automatically converted to Perfect Warrants. Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.
(b)As of June 30, 2024 there were 20,850 thousand warrants outstanding, consisting of 12,750 thousand Public Warrants, 6,600 thousand Private Placement Warrants and 1,500 thousand Forward Purchase Warrants (as defined below). Each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.
Public Warrants
Provident sold an aggregate of 11,500 thousand Public Warrants in the Provident Initial Public Offering. On November 20, 2023, 1,250 thousand Forward Purchase Warrants were converted into 1,250 thousand Public Warrants.
Private Placement Warrants
Provident privately issued and sold an aggregate of 6,600 thousand Private Warrants to the Sponsor simultaneously with the consummation of the Provident Initial Public Offering on January 7, 2021.
Forward Purchase Warrants
Pursuant to the Forward Purchase Agreements (“FPA”), Provident issued and sold to FPA Investors, an aggregate of 5,500 thousand Forward Purchase Shares and 2,750 thousand Forward Purchase Warrants in consideration for an aggregate purchase price of $55,000, as closed on October 27, 2022.
(c)Movements in all kinds of Perfect Warrants are as follows:

	Public Warrants (units in thousands)	Private Placement Warrants (units in thousands)	Forward Purchase Warrants (units in thousands)
At December 31, 2023	12,750	6,600	1,500
At June 30, 2024	12,750	6,600	1,500

(d)Redemption of warrants when the price per Perfect Class A Ordinary Shares equal or exceed $18.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to Perfect Private Placement Warrants):
(i) in whole and not in part (ii) at a price of $0.01 (in dollars) per warrant (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”) and (iv) if, and only if, the last reported sale price of the Perfect Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 (in dollars) per share.
(e)Redemption of warrants when the price per Class A Ordinary Share equals or exceeds $10.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share, Perfect Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Perfect Public Warrants, as described above.
(f)Private Placement Warrants
The Private Placement Warrants are identical to the Public Warrants and Forward Purchase Warrants except that Private Placement Warrants, so long as they are held by Provident Acquisition Holdings Ltd., (the “Sponsor”) or its permitted transferees, (i) will not be redeemable by the Company (ii) may not (including the Class A Ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred assigned or sold by the holder until 30 days after the completion of the Company’s initial Business Combination (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.
If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as Public Warrants and Forward Purchase Warrants.
6(9)    Other payables

	December 31, 2023	June 30, 2024
Employee bonus	$4,662	$5,200
Payroll	2,228	1,532
Remuneration to directors	115	460
Promotional fees	1,090	1,437
Professional service fees	1,415	750
Sales VAT payables	126	205
Post and telecommunications expenses	171	214
Others	524	441
	$10,331	$10,239

6(10)    Provisions

Warranty
At December 31, 2023	$2,394
Additional provisions	287
Used during the period	(850)
Net exchange differences	(56)
At June 30, 2024	$1,775
Analysis of total provisions:

	December 31, 2023	June 30, 2024
Current	$2,394	$1,775
The Group enters into the contract with customers with warranties on services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as agreed by both parties. Provision for warranty is estimated based on historical warranty data, other known events and management’s judgement. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Any changes in industry circumstances might affect the provisions. Provisions shall be paid when the payment is actually claimed.
6(11)    Pensions
A.Defined benefit plan
(a)The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will make contributions for the deficit by next March.
(b)For the aforementioned pension plan, the Group recognized pension costs of $2 and $2 for the six months ended June 30, 2023 and 2024, respectively.
(c)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2024 amount to $6.
B.Defined contribution plans
(a)Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum when employees retire.
(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the six months ended June 30, 2023 and 2024 were $265 and $282, respectively.

(c)The pension costs under local government law of other foreign subsidiaries for the six months ended June 30, 2023 and 2024 were $121 and $132, respectively.
6(12)    Share-based payment
A.Share Incentive Plan
(a)For the six months ended June 30, 2023 and 2024, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%
(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2023		2024
	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted- average exercise price per share (in dollars)
Options outstanding at January 1	2,063	$3.95	4,073	$4.47
Options granted	2,276	4.94	5	2.13
Options forfeited	(67)	4.04	(143)	4.50
Options outstanding at June 30	4,272	4.48	3,935	4.47
Options exercisable at June 30	—		914
(c)As of December 31, 2023 and June 30, 2024, the range of exercise prices of stock options outstanding were $2.43 ~ $7.20 and $2.13 ~ $7.20 (in dollars) per share, respectively; the weighted-average remaining contractual period was 3.06 ~ 4.84 years and 2.56 ~ 4.91 years, respectively.
(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
	2024.05.27	5	2.13	2.13	72.67%	3.88	0.00%	4.65%	1.2069
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization. All amounts in the table are presented on a consistent adjusted basis.
Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.

B.Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30,
	2023	2024
Equity settled	$1,441	$1,437
C.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. Expense incurred for the six months ended June 30, 2023 and 2024 was $175 and $0, respectively. The fixed monetary value of equity awards of director compensation was paid in cash in the first year, resulting in expenses incurred for the year ended December 31, 2022, being paid in cash. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.
D.Shareholder Earnout
In connection with the merger transaction in 2022, the Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the Business Combination Agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through June 30, 2024.
Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. The expense related to these instruments was previously recorded in connection with the merger in 2022.
E.Sponsor Earnout
In connection with the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through June 30, 2024.
6(13)    Share capital
A.As of June 30, 2024, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, including 85,060 thousand Class A Ordinary Shares after the retirement of 16,388 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.
Perfect Class A Ordinary shares
Perfect Class A Ordinary shares have a par value of $0.1 (in dollars). Amounts received above the par value are recorded as share premium. Each holder of Perfect Class A Ordinary shares will be entitled to one vote per share. Class A Ordinary Shares are listed on NYSE under the trading symbol “PERF”.

Perfect Class B Ordinary shares
Perfect Class B Ordinary shares have a par value of $0.1 (in dollars). Perfect Class B Ordinary Shares have the same rights as Perfect Class A Ordinary Shares except for voting and conversion rights. Each Perfect Class B Ordinary Shares is entitled to 10 votes and is convertible into Perfect Class A Ordinary Shares at any time by the holder thereof. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by any of the Principals. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
B.Movements for the Company’s share capital are as follows:

Shares (in thousands)
At December 31, 2023	101,917
Retirement of treasury shares	(68)
At June 30, 2024	101,849
On February 7, 2024, the Company completed the retirement of 68 thousand of Class A Ordinary shares. These retired shares were acquired as part of the share repurchase plan announced on May 4, 2023.
C.Share Repurchase Plan
On May 4, 2023, the Board of Directors approved a share repurchase plan authorizing the Company may repurchase up to $20,000 of its Class A Ordinary shares over the next 12-month period. During this plan, the Company repurchased 259 thousand of Class A Ordinary shares with a total consideration paid amounted $1,064. The Company retired 191 thousand shares repurchased from this plan in 2023 and retired the remaining of 68 thousand shares in 2024.
D.Tender Offer
On November 24, 2023, the Board of Directors approved a tender offer, which commenced on November 27, 2023, and withdrawal rights expired on December 26, 2023, to purchase up to 16,129 thousand shares of Class A Ordinary at a price of $3.10 (in dollars) per share for an aggregate purchase price of approximately $50,000. The Company completed the repurchase, and all the purchased shares were retired on December 29, 2023.
6(14)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.
The following tables illustrates the detail of capital surplus:

	December 31, 2023	June 30, 2024
Additional paid-in capital	$477,734	$477,415
Other:
Employees’ stock option cost	5,430	6,867
Retirement of treasury shares	27,235	27,371
Subtotal	32,665	34,238
	$510,399	$511,653

6(15)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(16)    Revenue

	Six months ended June 30,
	2023	2024
Revenue from contracts with customers	$24,832	$28,194
A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

Six months ended June 30, 2023	United States	Japan	France	Others	Total
Revenue from external customer contracts	$11,256	$2,203	$1,979	$9,394	$24,832
Timing of revenue recognition:
At a point in time	$794	$418	$328	$1,353	$2,893
Over time	10,462	1,785	1,651	8,041	21,939
	$11,256	$2,203	$1,979	$9,394	$24,832

Six months ended June 30, 2024	United States	Japan	France	Others	Total
Revenue from external customer contracts	$11,308	$2,748	$2,427	$11,711	$28,194
Timing of revenue recognition:
At a point in time	$505	$575	$520	$793	$2,393
Over time	10,803	2,173	1,907	10,918	25,801
	$11,308	$2,748	$2,427	$11,711	$28,194
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Six months ended June 30,
	2023	2024
AR/AI cloud solutions and Subscription	$21,359	$25,305
Licensing	2,875	2,288
Advertisement	580	496
Others (Note)	18	105
	$24,832	$28,194
Note: Others are immaterial revenue streams to the Group.
(c)The revenue generated from AR/AI cloud solutions was $9,622, and $8,549 for the six months ended June 30, 2023 and 2024, respectively.
B.Contract assets and liabilities
(a)The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date.

	December 31, 2023	June 30, 2024
Contract assets:
Unbilled revenue	$2,770	$1,543
Contract liabilities:
Advance sales receipts	$15,346	$16,858
(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Six months ended June 30,
	2023	2024
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$9,763	$11,877
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2023 and June 30, 2024, amounting to $ 28,133 and $ 28,104, respectively. The Group expects that 93% of the transaction price allocated to the unsatisfied contracts as of June 30, 2024, are expected to be recognized as revenue less than one year. The remaining 7% is expected to be recognized as revenue from July 2025 to 2027.
6(17)    Interest income

	Six months ended June 30,
	2023	2024
Interest income from bank deposits	$2,100	$2,951
Interest income from financial assets at amortized cost	2,509	990
Others	—	11
	$4,609	$3,952
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(18)    Other income

	Six months ended June 30,
	2023	2024
Subsidy from government	$—	$14
Others	7	—
	$7	$14

6(19)    Other gains and losses

	Six months ended June 30,
	2023	2024
Foreign exchange losses	$(215)	$(337)
Gains (losses) on financial liabilities at fair value through profit or loss	(244)	46
	$(459)	$(291)
Please refer to Note 6(8) for details of gains (losses) on financial liabilities at fair value through profit or loss.
6(20)    Finance costs

	Six months ended June 30,
	2023	2024
Interest expense – lease liabilities	$5	$10
6(21)    Costs and expenses by nature

	Six months ended June 30,
	2023	2024
Cost of goods sold	$2	$11
Employee benefit expenses	13,516	14,479
Promotional fees	4,823	5,611
Platform fees	4,220	5,196
Professional service fees	2,893	2,710
Insurance expenses	1,170	723
Warranty cost	335	287
Depreciation of right-of-use assets	212	250
Depreciation of property, plant and equipment	114	94
Amortization of intangible assets	37	26
Others	1,110	1,392
	$28,432	$30,779
6(22)    Employee benefit expenses

	Six months ended June 30,
	2023	2024
Wages and salaries	$10,425	$11,107
Remuneration to directors	335	345
Employee insurance fees	685	711
Pension costs	388	416
Employee stock options	1,266	1,437
Other personnel expenses	417	463
	$13,516	$14,479

6(23)    Income tax

	Six months ended June 30,
	2023	2024
Current income tax:
Current tax expense recognized for the current period	$63	$574
Prior year income tax underestimation	—	6
Total current tax	63	580
Deferred income tax:
Origination and reversal of temporary differences	—	(894)
Taxable losses	—	—
Total deferred income tax	—	(894)
Income tax expense (benefit)	$63	$(314)
6(24)    Earnings per share

	Six months ended June 30, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$489	118,248	$0.004
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$489	118,248	$0.004

	Six months ended June 30, 2024
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$1,394	101,849	$0.014
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$1,394	101,849	$0.014
Note: Warrant liabilities, Employee stock options, Shareholder Earnout and Sponsor Earnout were excluded from the calculation of diluted earnings per share as they are anti-dilutive for the six months ended June 30, 2023 and 2024. As at December 31, 2023 and June 30, 2024, the potentially dilutive instruments are as follows:

	December 31, 2023	June 30, 2024
Potentially dilutive instruments (shares in thousands)
Warrant liabilities	20,850	20,850
Employee stock options	4,073	3,935
Shareholder Earnout	10,000	10,000
Sponsor Earnout	1,176	1,176
	36,099	35,961

6(25)    Changes in liabilities from financing activities

	2024
	Financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At December 31, 2023	$1,566	$868	$2,434
Changes in cash flow from financing activities	—	(239)	(239)
Change in fair value through profit and loss	(46)	—	(46)
Changes in other non-cash items – additions	—	82	82
At June 30, 2024	$1,520	$711	$2,231

7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
ClinJeff Corp. (ClinJeff)	Other related party (Major shareholder of CyberLink)
Note: CyberLink owns more than 36% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Six months ended June 30,
	Description	2023	2024
CyberLink	Revenue-others (service revenue)	$11	$19
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as third parties.
B.Other payables

	December 31, 2023	June 30, 2024
CyberLink	$26	$28
CyberLink-Japan	24	22
	$50	$50
Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Six months ended June 30,
	Description	2023	2024
CyberLink	Management service fee	$26	$26

CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity supports and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as third parties.
D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink, ClinJeff and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. The rents were paid to CyberLink and ClinJeff each month and were paid to CyberLink-Japan each quarter.

(b)Rent expense

	Six months ended June 30,
	2023	2024
CyberLink-Japan	$44	$39
(c)Acquisition of right-of-use assets:

	Six months ended June 30,
	2023	2024
CyberLink	$390	$—
ClinJeff	—	82
	$390	$82
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2023	June 30, 2024
Total lease liabilities	$381	$343
Less: Current portion (shown as ‘current lease liabilities’)	(238)	(287)
	$143	$56
ii.Interest expense

	Six months ended June 30,
	2023	2024
CyberLink	$1	$4
7(3)    Key management compensation

	Six months ended June 30,
	2023	2024
Salaries and other short-term employee benefits	$1,153	$1,458
Share-based payment	386	177
Post-employment benefits	5	5
	$1,544	$1,640
The unpaid portion of the aforementioned information were $335 and $345 for June 30, 2023 and 2024.

8.    Pledged Assets
None.
9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(6), 6(8) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.
11.    Significant Events After the Balance Sheet Date
None.
12.    Others
12(1)    Capital management
The Group’s objectives of capital management are to ensure the Group’s sustainable operation and to maintain an optimal capital structure to reduce the cost of capital and provide returns for shareholders. In order to maintain or adjust to optimal capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total equity.
As of December 31, 2023 and June 30, 2024, the Group’s gearing ratios are as follows:

	December 31, 2023	June 30, 2024
Total liabilities	$30,957	$31,844
Total equity	$139,406	$141,986
Gearing ratio	0.22	0.22
12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2023	June 30, 2024
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$123,871	$120,796
Current financial assets at amortized cost	30,300	37,970
Accounts receivable	6,992	7,102
Other receivables	343	737
Guarantee deposits paid	140	147
	$161,646	$166,752

	December 31, 2023	June 30, 2024
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$1,566	$1,520
Financial liabilities at amortized cost
Other payables (including related parties)	$10,381	$10,289
Guarantee deposits received	25	25
	$10,406	$10,314
Lease liabilities	$868	$711
B.Financial risk management policies
(a)The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position and financial performance.
(b)Risk management is carried out by the Group’s finance department under policies approved by the management team. The Group’s finance department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.
C.Significant financial risks and degrees of financial risks
(a)Market risk
Foreign exchange risk
i.The Group operates internationally and is exposed to exchange rate risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD, JPY, RMB and EUR. Exchange rate risk arises from future commercial transactions and recognized assets and liabilities.
ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2023
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$79,097	0.0326	$2,579	$2,579	1%	$26
EUR:USD	664	1.1064	735	735	1%	7
JPY:USD	317,217	0.0071	2,252	2,252	1%	23
Financial liabilities
Monetary items
EUR:USD	138	1.1064	153	153	1%	2
USD:JPY	168	141.39	23,754	168	1%	2

	June 30, 2024
					Sensitivity analysis
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$41,085	0.0308	$1,265	$1,265	1%	$13
EUR:USD	172	1.0696	184	184	1%	2
JPY:USD	432,341	0.0062	2,681	2,681	1%	27
Financial liabilities
Monetary items
EUR:USD	192	1.0696	205	205	1%	2
USD:JPY	155	160.88	24,936	155	1%	2
iii.The total exchange loss, including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the six months ended June 30, 2023 and 2024, amounted to $215 and $337, respectively.

(b)Credit risk
i.Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms and the contract cash flow of financial assets at amortized cost.
ii.The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults. The majority of cash and cash equivalents as well as current financial assets at amortized cost are held with financial institutions with a rating of ‘A’.
iii.The default occurs when the contract payments are past due over 180 days.
iv.The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:
If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.
v.The following indicators are used to determine whether the credit impairment of accounts receivable has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)Default or delinquency in principal repayments.
vi.The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.

vii.The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.
viii.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
ix.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2023 and June 30, 2024.
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2023 and June 30, 2024, the Group held demand deposits and time deposits position of $151,847 and $156,584, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date. However, there are no significant risk of change in value as a result of an early withdrawal for time deposits classified as cash equivalents.
iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2023	Less than 1 year	Between 2-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,566	$—
Other payables (including related parties)	10,381	—	—
Lease liabilities (Note)	496	392	—
Guarantee deposits received	—	25	—

Non-derivative financial liabilities: June 30, 2024	Less than 1 year	Between 2-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$1,520	$—
Other payables (including related parties)	10,289	—	—
Lease liabilities (Note)	535	189	—
Guarantee deposits received	—	25	—
Note: The amount included the interest of estimated future payments.
12(3)    Fair value information
A.The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.
B.The carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, accounts payable, other payables (including related parties) and guarantee deposits received) are approximate to their fair values.
C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the liabilities at December 31, 2023 and June 30, 2024 are as follows:
(a)The related information of natures of the liabilities is as follows:

December 31, 2023	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$954	$612	$—	$1,566

June 30, 2024	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$922	$598	$—	$1,520
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) ~ (iii) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, accounts receivable, other receivables, notes payable, accounts payable and other payables) approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(2).
ii.Fair value of the Perfect Public Warrants is determined based on market quotation price.
iii.Fair value of the Perfect Private Placement Warrants and Forward Purchase Warrants are determined based on the Perfect Public Warrants with adjustments to the implied volatility.

D.For the year ended December 31, 2023 and six months ended June 30, 2024, there was no transfer between Level 1 and Level 2.
E.For the year ended December 31, 2023 and six months ended June 30, 2024, there was no transfer into or out from Level 3.

13.    Segment Information
13(1)    General information
Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.
13(2)    Geographical information
Geographical information for the six months ended June 30, 2023 and 2024 is as follows:

	Six months ended June 30,
	2023	2024
	Revenue	Revenue
United States	$11,256	$11,308
Japan	2,203	2,748
France	1,979	2,427
Others	9,394	11,711
	$24,832	$28,194
Geographical information on the revenue shows the location in which sales were generated. Non-current assets amounted to $1,304 and $1,281 as of December 31, 2023 and June 30, 2024, respectively.
Substantially all of the Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, are located in Taiwan.
13(3)    Major customer information
There is no major customer of the Group (exceed 10% of revenue) for the six months ended June 30, 2023 and 2024.